SUBSIDIARIES OF THE REGISTRANT

Name             Jurisdiction of Organization             Percentage Ownership
AVEO Pharma Limited    United Kingdom    100%
AVEO Securities Corporation    Massachusetts    100%
AVEO Pharma (Ireland) Limited    Ireland    100%